UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of May 2024

Commission File Number: 001-40299

Achilles Therapeutics plc

(Exact name of registrant as specified in its charter)

245 Hammersmith Road

London W6 8PW

United Kingdom

Tel: +44 (0)20 8154 4600

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Information Contained in this Report on Form 6-K

On May 17, 2024, Achilles Therapeutics plc (“Achilles” or the “Company”) issued a press release, a copy of which is furnished as Exhibit 99.1 to this Report on Form 6-K, announcing receipt of a deficiency notice from Nasdaq relating to the minimum bid price requirement.

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This Report on Form 6-K, including the exhibit hereto, is incorporated by reference into the Company’s Registration Statements on Forms F-3 (File No. 333-268239) and S-8 (File Nos. 333-278501, 333-270344, 333-263220, and 333-255063) to the extent not superseded by information subsequently filed or furnished (to the extent the Company expressly states that it incorporates such furnished information by reference) by the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

INDEX TO EXHIBITS

Number	Description

99.1	Press Release of Achilles Therapeutics plc dated May 17, 2024.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ACHILLES THERAPEUTICS PLC

Date: May 17, 2024	By:	/s/ Robert Coutts
Robert Coutts
Chief Financial Officer